[USCorp Letterhead]
USCorp
4535 W. Sahara Ave. Suite 200
Las Vegas, Nevada 89102

Date:	March 16, 2011

To:	Tracie Towner and/or Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission,
Division of Corporation finance
100 F Street, N.E.
Washington, D.C. 20549

From:	Robert Dultz, Chief Executive officer
USCorp

Re:
Your correspondence dated March 1, 2011 regarding USCorp’s Forms 10-K for fiscal year ended September 30, 2010 and 10-Q for fiscal quarter ended December 31, 2010 and our request for an extension in time to respond.

Dear Ms. Towner and/or Ms. Parker,

We have been notified by our securities attorney, Peter Gennuso, that he has contacted you regarding our request for an extension of time to respond to the above referenced letter from your office and that you have granted USCorp an extension until Friday March 25, 2011.

Thank you.

Best Regards,

Robert Dultz, USCorp Chairman, President and CEO